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                              August 19, 2022

       Drew Valentine
       Partner
       DLA Piper
       303 Colorado Street
       Suite 3000
       Austin, Texas 78701

                                                        Re: QIWI PLC
                                                            Amended Schedule
TO-T
                                                            Filed August 8,
2022 by Sergey Solonin, et al.
                                                            File No. 005-87446

       Dear Mr. Valentine:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your filing.

       Schedule TO-T/A filed August 17, 2022

       Item 10. Financial Statements, page 2

   1. Refer to comment 1 in our prior comment letter and your response by letter dated August
                                                        17, 2022. As previously
requested, please provide audited financial statements for
                                                        Dalliance. If audited
financial statements are not available or not attainable without unreasonable cost or
expense, include a statement in the offer materials to that effect, along with an
explanation of the reasons for their unavailability. Refer to Instruction 7 of
                                                        Item 10 of Schedule TO.
   2. We note the disclosure in your amended filing that as of August 5, 2022, "the Offeror had
                                                        $20,000,000 in cash and
no liabilities other than immaterial administrative expenses and the payment of fees and
expenses with respect to the Offer, with such amount already
 Drew Valentine
DLA Piper
August 19, 2022
Page 2
         deposited with the Depositary for payment upon completion of the Offer." However, the original Offer to Purchase filed on July 19, 2022 states that if the Offer is fully subscribed,
         $25 million will be needed to purchase tendered Shares ($27.6 million if the 2% option is exercised). Revise to identify the source of the additional funds needed to purchase tendered Shares.
3. Given that bidder financial statements were required in this Offer and were not disseminated with the Offer to Purchase, the revised financial information provided in response to these comments and previously with respect to Mr. Solonin must be disseminated in a manner calculated to reach target security holders in a timely manner.
         Please advise how you intend to distribute the revised information beyond filing on
         EDGAR.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameDrew Valentine                                Sincerely,
Comapany NameDLA Piper
                                                                Division of
Corporation Finance
August 19, 2022 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName